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                                                                  EXHIBIT 99.1

                        BAYOU CITY ANNOUNCES NEW DIRECTOR



HOUSTON (BUSINESS WIRE) August 15, 2005 - Bayou City Exploration, Inc,(OTCBB):
BYCX announces the addition of Mr. Ronald E Mitchell to the Board of Directors. Mr. Mitchell currently resides in Vero Beach, Florida, and has owned and operated several successful Real Estate Development companies over the past 40 years. Mitchell brings with him a keen ability to view opportunities with an open mind, and the business acumen to include the necessary input required from non-oil and gas professionals in critical decision making processes.

Ron has also participated personally in a myriad of Oil and Gas programs over the years, gaining an incredible amount of knowledge of the inner workings in our industry.

"We are pleased to have Ron on our team. Ron is experienced in Oil and Gas investing, being involved in several public and private companies over the years, and I feel that his insight will be a tremendous asset to our team," says Burr, Chairman of the Board.